Exhibit 12

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC AND SUBSIDIARIES
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Three Months Ended March 31,
	2009 (1)	2010 (1)

Net Income	$2	$30
Income taxes	3	17
Capitalized interest	(1)	—
	4	47

Fixed charges, as defined:

Interest	72	73
Capitalized interest	1	—
Interest component of rentals charged to operating income	—	—
Total fixed charges	73	73

Earnings, as defined	$77	$120

Ratio of earnings to fixed charges	1.04	1.64

(1)	Excluded from the computation of fixed charges for both the three months ended March 31, 2009 and 2010 is interest expense of $1 million, which is included in income tax expense.